                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1)

                       Vlasic Foods International Inc.
                                (Name of issuer)

                          Common Stock, no par value
                         (Title of class of securities)

                                  928559 10 3
                                 (CUSIP number)

Judith R. Thoyer, Esq.                                 Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision              Morris & McVeigh LLP
1285 Avenue of the Americas                            767 Third Avenue
New York, NY 10019                                     New York, NY 10017
(212)373-3000                                          (212)418-0540
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 26, 2001
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of 9 Pages)

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         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 928559 10 3                    13D               Page  2  of 9  Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dorrance H. Hamilton                                       ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               2,832,835
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   0

                          10.      SHARED DISPOSITIVE POWER
                                   2,832,835

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          2,832,835

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.2%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928559 10 3                   13D                Page  3  of 9  Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hope H. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO

          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               2,728,234
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   0

                          10.      SHARED DISPOSITIVE POWER
                                   2,728,234

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          2,728,234

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928559 10 3                    13D                Page  4  of 9  Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John A. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               2,728,234
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   0

                          10.      SHARED DISPOSITIVE POWER
                                   2,728,234

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          2,728,234

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 928559 10 3                   13D                 Page  5  of 9  Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charles H. Mott                                            ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             2,252
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               0
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   2,252

                          10.      SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          2,252

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This statement is the second amendment to the statement on Schedule 13D filed by Dorrance H. Hamilton ("Mrs. Hamilton"), Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and Charles H. Mott ("Mr.
Mott"). This statement relates to shares of Common Stock, no par value, (the "Shares") of Vlasic Foods International Inc. (the "Company").

         Mr. van Beuren and Mr. Mott are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr. Mrs. Hamilton resigned as a Trustee on January 24, 2001.

         The Voting Trust initially covered shares of Capital Stock of Campbell Soup Company ("Campbell"). On March 30, 1998 Campbell effected a "spin-off" to its shareholders of shares of a new corporation, Vlasic Foods International Inc. (Vlasic" or the "Company"). By the terms of the Voting Trust, shares of Vlasic received by the Trustees became subject to the Voting Trust.

         This amendment is filed to report (i) that Mrs. Hamilton has resigned as a Trustee and (ii) on January 26, 2001 the Voting Trust distributed to its beneficiaries all Vlasic Shares held by it, so the Trust no longer holds any Vlasic Shares. The Reporting Persons affirm, as to Vlasic shares, that they are not a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

         Mrs. Hamilton, Mr. and Mrs. van Beuren, and Mr. Mott are sometimes collectively referred to as the "Reporting Persons." Information with respect to each of





                               Page 6 of 9 Pages
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the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.


         Item 5. Interest in Securities of the Issuer

         Item 5 is amended in its entirety as follows:

         On January 26, 2001 the Voting Trust distributed to its beneficiaries all Vlasic Shares held by it, so the Voting Trust no longer holds any Vlasic Shares. This distribution involved no change in pecuniary ownership of the Shares as defined in Rule 16a-1 under the Securities Exchange Act of 1934; it involved a transfer of the right to vote the Shares from the Voting Trustees to the underlying beneficiaries of the Voting Trust.

        After the distribution Mrs. Hamilton, 200 Eagle Road, Suite 316, Wayne, PA 19087, as a trustee of three trusts, now holds 2,832,835 Shares (6.2% of the outstanding shares) with shared voting and dispositive power, and Mr. van Beuren and Mrs. van Beuren, P.O. Box 4098, Middletown, RI 02842 now hold 2,728,234 Shares (6.0% of the outstanding shares) with shared voting and dispositive power held by a family partnership and a family foundation. Percentages set out above are based on 45,418,203 shares outstanding on December 1, 2000 as shown by the Company's latest Form 10-Q. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related foundations and


                               Page 7 of 9 Pages

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partnerships.

         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         Item 6 is amended in its entirety as follows:

         The Voting Trust no longer holds Vlasic Shares.







                              Page 8 of 9 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 30, 2001                               /s/  DORRANCE H. HAMILTON
                                               -------------------------
                                                    Dorrance H. Hamilton





                                               HOPE H. VAN BEUREN
                                               JOHN A. VAN BEUREN
                                               CHARLES H. MOTT

                                               /s/  JOHN A. VAN BEUREN
                                               ---------------------------------
                                                John A. van Beuren,
                                                individually and as attorney-
                                                in-fact for Hope H. van Beuren
                                                and Charles H. Mott.1








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1   Powers of Attorney are incorporated by reference to Exhibits B, C, D and E to Schedule 13D filed by the Reporting Persons in April 1998. Joint Filing Agreement by the Reporting Persons is incorporated by reference to Exhibit F to such Schedule 13D


                               Page 9 of 9 Pages